ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 12

INSURED		BOND NUMBER

Principal Private Credit Fund I		87154224B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 13, 2024	April 1, 2024 to January 31, 2025	/S/ Catherine Dalton
In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE

Principal Private Credit Fund (SPV), LLC	September 13, 2024
Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN0001.1-00 (01/02)